Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page 1 Rule 3.19A.2 Appendix 3Y Change of Director’s Interest Notice Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 30/09/01 Amended 01/01/11 Name of entity Mesoblast Limited ABN 68 109 431 870 We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act. Name of Director Joseph R. Swedish Date of last notice 24 June 2020 Part 1 - Change of director’s relevant interests in securities In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part. Direct or indirect interest Indirect Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. Interest in ordinary shares held in the form of American Depositary Shares (“ADSs”) held by custodian JP Morgan Nominees Australia Pty Limited. Joseph R. Swedish Revocable Trust is the owner of the ADS (Joseph Swedish is the beneficial owner of these securities) Date of change 28 December 2023 No. of securities held prior to change 500,000 options, held directly Class American Depositary Shares. Each ADS represents 5 ordinary shares Number acquired 91,035 ADS Number disposed Not applicable Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation US$99,082 (US$1.0884 per ADS) Exhibit 99.3

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. Appendix 3Y Page 2 01/01/2011 No. of securities held after change 91,035 ADS, held indirectly 500,000 options, held directly Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back On-market share purchase on the Nasdaq Part 2 – Change of director’s interests in contracts Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part. Detail of contract Not applicable Nature of interest Not applicable Name of registered holder (if issued securities) Not applicable Date of change Not applicable No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed Not applicable Interest acquired Not applicable Interest disposed Not applicable Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation Not applicable Interest after change Not applicable Part 3 – +Closed period Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required? No If so, was prior written clearance provided to allow the trade to proceed during this period? Not applicable If prior written clearance was provided, on what date was this provided? Not applicable

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page 1 Rule 3.19A.2 Appendix 3Y Change of Director’s Interest Notice Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 30/09/01 Amended 01/01/11 Name of entity Mesoblast Limited ABN 68 109 431 870 We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act. Name of Director William Burns Date of last notice 20 September 2022 Part 1 - Change of director’s relevant interests in securities In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part. Direct or indirect interest Indirect Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. Registered holders is UBS (as custodian for the director) Date of change 28 December 2023 No. of securities held prior to change 85,000 ordinary shares 220,000 options Class Ordinary shares Number acquired 21,250 ordinary shares Number disposed Not applicable Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation A$6,375 (A$0.30 per share) No. of securities held after change 106,250 ordinary shares 220,000 options

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. Appendix 3Y Page 2 01/01/2011 Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy- back Participation in entitlement offer announced on 4 December 2023 Part 2 – Change of director’s interests in contracts Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part. Detail of contract Not applicable Nature of interest Not applicable Name of registered holder (if issued securities) Not applicable Date of change Not applicable No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed Not applicable Interest acquired Not applicable Interest disposed Not applicable Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation Not applicable Interest after change Not applicable Part 3 – +Closed period Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required? No If so, was prior written clearance provided to allow the trade to proceed during this period? Not applicable If prior written clearance was provided, on what date was this provided? Not applicable

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page 1 Rule 3.19A.2 Appendix 3Y Change of Director’s Interest Notice Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 30/09/01 Amended 01/01/11 Name of entity Mesoblast Limited ABN 68 109 431 870 We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act. Name of Director Jane C. Bell Date of last notice 16 January 2023 Part 1 - Change of director’s relevant interests in securities In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part. Direct or indirect interest Indirect Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. Jane Catherine Bell and Geoffrey Arthur Bell as trustees for the director’s family trust Date of change 28 December 2023 No. of securities held prior to change 247,618 ordinary shares 200,000 options Class Ordinary shares Number acquired 61,905 ordinary shares Number disposed Not applicable Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation A$18,571.50 (A$0.30 per share) No. of securities held after change 200,000 options 309,523 ordinary shares

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. Appendix 3Y Page 2 01/01/2011 Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy- back Participation in entitlement offer announced on 4 December 2023 Part 2 – Change of director’s interests in contracts Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part. Detail of contract Not applicable Nature of interest Not applicable Name of registered holder (if issued securities) Not applicable Date of change Not applicable No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed Not applicable Interest acquired Not applicable Interest disposed Not applicable Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation Not applicable Interest after change Not applicable Part 3 – +Closed period Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required? No If so, was prior written clearance provided to allow the trade to proceed during this period? Not applicable If prior written clearance was provided, on what date was this provided? Not applicable

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page 1 Rule 3.19A.2 Appendix 3Y Change of Director’s Interest Notice Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 30/09/01 Amended 01/01/11 Name of entity Mesoblast Limited ABN 68 109 431 870 We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act. Name of Director Philip R. Krause Date of last notice 13 June 2023 Part 1 - Change of director’s relevant interests in securities In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part. Direct or indirect interest Indirect interest Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. Interest in ordinary shares held in the form of American Depositary Shares (“ADSs”) held by custodian JP Morgan Nominees Australia Pty Limited. Direct interest in the ADSs. Date of change 28 December 2023 No. of securities held prior to change 20,000 ADSs 200,000 options Class American Depositary Shares. Each ADS represents 5 ordinary shares. Number acquired 37,500 ADSs Number disposed Nil

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. Appendix 3Y Page 2 01/01/2011 Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation US$41,536.31 (US$1.107635 per ADS) No. of securities held after change 57,500 ADSs 200,000 options Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back On-market share purchase on the Nasdaq Part 2 – Change of director’s interests in contracts Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part. Detail of contract Not applicable Nature of interest Not applicable Name of registered holder (if issued securities) Not applicable Date of change Not applicable No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed Not applicable Interest acquired Not applicable Interest disposed Not applicable Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation Not applicable Interest after change Not applicable Part 3 – +Closed period Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required? No

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page 3 If so, was prior written clearance provided to allow the trade to proceed during this period? Not applicable If prior written clearance was provided, on what date was this provided? Not applicable

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page 1 Rule 3.19A.2 Appendix 3Y Change of Director’s Interest Notice Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 30/09/01 Amended 01/01/11 Name of entity Mesoblast Limited ABN 68 109 431 870 We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act. Name of Director Philip Facchina Date of last notice 14 July 2022 Part 1 - Change of director’s relevant interests in securities In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part. Direct or indirect interest Indirect Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. HNP, LLC (Philip Facchina, is a member of HNP, LLC and is deemed to be the beneficial owner of these securities) Date of change 21 December 2023 No. of securities held prior to change 54,645 American Depositary Shares, held indirectly 68,306 Warrants, held indirectly 200,000 Options, held directly Class American Depositary Shares. Each ADS represents 5 ordinary shares Number acquired Not applicable Number disposed 30,000 ADS Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation US$32,395 (US$1.08 per ADS)

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. Appendix 3Y Page 2 01/01/2011 No. of securities held after change 24,645 American Depositary Shares, held indirectly 68,306 Warrants, held indirectly 200,000 Options, held directly Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy- back On market trade on Nasdaq in connection with year-end tax planning Part 2 – Change of director’s interests in contracts Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part. Detail of contract Not applicable Nature of interest Not applicable Name of registered holder (if issued securities) Not applicable Date of change Not applicable No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed Not applicable Interest acquired Not applicable Interest disposed Not applicable Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation Not applicable Interest after change Not applicable Part 3 – +Closed period Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required? No If so, was prior written clearance provided to allow the trade to proceed during this period? Not applicable If prior written clearance was provided, on what date was this provided? Not applicable

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page 3